February 1, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Cardica, Inc. Registration Statement on Form S-1 (No. 333-129497)
Ladies and Gentlemen:
     In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, we hereby join Cardica, Inc. in requesting that the effective date for such registration statement be accelerated so that such registration statement will be declared effective at 7:00 A.M. Eastern time, on February 2, 2006, or as soon thereafter as possible.
     A.G. Edwards & Sons, Inc. are acting as the representatives (the “Representatives”) of the several underwriters. In accordance with Rule 460 under the Securities Act of 1933, as amended, the undersigned, on our own behalf and as Representatives of the several underwriters, hereby advise you of the following:
1.	The Preliminary Prospectus dated January 13, 2006 was distributed by the Representatives during the period of January 13, 2006 through the date hereof as follows:
Preliminary Prospectus
1,900 copies to institutional investors
25 copies to broker-dealers
4,155 copies to others
          Total: 6,080

Securities and Exchange Commission
Registration Statement No. 333-129497

2.	The undersigned, on our own behalf and as Representatives of the several underwriters, hereby represent that we are acting in compliance and will act in compliance with all provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours, A.G. Edwards & Sons, Inc. Allen & Company LLC Montgomery & Co., LLC

By:	A.G. Edwards & Sons, Inc.
As representative of the Several Underwriters

By:	/s/ Michael L. Essex

Name:	Michael Essex
(print)

Title:	Senior Vice President